

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2020

Sterling Griffin
Chief Executive Officer and President
Harbor Custom Development, Inc.
11505 Burnham Dr., Suite 301
Gig Harbor, Washington 98332

> **Re: Harbor Custom Development, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 28, 2020**
> **File No. 333-237507**

Dear Mr. Griffin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 15, 2020 letter.

Amendment No. 1 to Form S-1 Filed April 28, 2020

General

1.   Please ensure that your filing discloses all information currently represented by blanks, except information that Rule 430A permits you to exclude. Also file all required exhibits to your registration statement.

Summary Financial Data
Other Financial Data, page 6

2.   We note your response to prior comment 2 and your revised disclosure to the Other Financial Data table. However, we note your discussion of EBITDA margin on page 49. Please re-label the measure to more appropriately characterize the non-GAAP measure

or remove such disclosure for consistency.

You may contact Isaac Esquivel at 202-551-3395 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lynne Bolduc, Esq.